UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Vicon Industries, Inc.
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

925811-10-1
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(CUSIP Number)

Anita G. Zucker, as Trustee of
The Article 6 Marital Trust
c/o The InterTech Group, Inc.
4838 Jenkins Avenue
North Charleston, SC 29405
(843) 744-5174
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Robert Johnston The InterTech Group, Inc. 4838 Jenkins Avenue North Charleston, SC 29405 (843) 744-5174	George S. King, Jr., Esq. Haynsworth Sinkler Boyd, P.A. Post Office Box 11889 Columbia, SC 29211 (803) 779-3080

April 14, 2011
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of Sections 240.13d-1(e),  240.13d-1(f) or 240.13d-1(g),  check the following box [ ].

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for  any  subsequent   amendment   containing   information  which  would  alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the Notes).

SCHEDULE 13D

CUSIP NO. 925811-10-1	PAGE 2 OF 6

1. NAME OF REPORTING PERSON

    Anita G. Zucker, as Trustee of the Article 6 Marital Trust

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

       00

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7. SOLE VOTING POWER

          507,122

    8. SHARED VOTING POWER

          0

     9. SOLE DISPOSITIVE POWER

          507,122

     10. SHARED DISPOSITIVE POWER

          0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          507,122

12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See Instructions ) [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.32%

14.  TYPE OF REPORTING PERSON (See Instructions) IN

                                                                     PAGE 3 OF 6

Item 1.     Security and Issuer

     Common stock,  no par value,  of  Vicon Industries, Inc., 89 Arkay Drive, Hauppage, New York 11788 (the "Issuer").

Item 2.     Identity and Background

     Anita G. Zucker is a natural person whose business address is c/o The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker is the Trustee of the Article 6 Marital Trust (the “Trust”), a transferee of The Jerry Zucker Revocable Trust dated March 20, 2007 (the "Trust"). Mrs. Zucker's principal occupation is as the Chairperson and chief executive officer of The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mrs. Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     The shares of common stock as to which this filing  relates were  purchased by the Trust using its funds.  The total amount paid was $2,613,201.

Item 4. Purpose of Transaction

     The Trust acquired the Shares for investment purposes. The Trust continually reviews the performance of this investment and its investment alternatives.  The Trust has become increasingly concerned that management of the Issuer has been unable or unwilling to develop and articulate to the shareholders a viable strategic and financial plan in the face of dramatically poor recent performance exemplified by the following data:

•	As of April 12, 2011, the one year total return for Vicon was negative 11.3% versus a positive return of 5.5% for the S&P 500
•	As of April 12, 2011, the two year total return for Vicon was negative 9.9% versus a positive return of 53.2% for the S&P 500
•	From fiscal 2008 to fiscal 2010, the Issuer’s sales declined from $66.9 million to $48.7 million, a 27.2% decline with most of the decline in 2010
•	From fiscal 2008 to fiscal 2010, net income declined from $2.8 million to a loss of $1.2 million

Management has failed to manage the Issuer’s balance sheet to provide a reasonable return to shareholders.  At December 31, 2010, the Issuer’s cash assets and marketable securities exceeded the Issuer’s total liabilities by approximately $4 million and its current assets exceeded total liabilities by approximately $25 million.  Nevertheless, the Issuer’s annual report states that the “Company has never declared or paid cash dividends on its Common Stock and anticipates that any earnings in the foreseeable future will be retained to finance the growth and development of its business” even though there is no indication that the business is growing or developing.

The Trust has previously communicated its concerns to management.  For example, the Trust has urged the board of directors to implement a quarterly dividend and to continue with, and increase, the Issuer’s stock buy back program.  The Trust’s suggestions and requests have been rejected out of hand.

The Trust had hoped that the board of directors, which has only had one new director since 1992, would take the opportunity of the 2011 Annual Meeting to add a new director to the board who might bring some fresh thoughts and insights.  Unfortunately, the board of directors chose simply to renominate the two directors whose terms expire in 2011.  One of the two would be ineligible to stand for reelection due to his being over 70 without the unanimous consent of the board of directors.  No explanation has been offered by the board of directors as to why that director is so valuable to the Issuer that the board has waived the usual rule of no reelection after age 70.

In light of the foregoing, the Trust has concluded that it is in the best interest of the Issuer and its shareholders for the board of directors to acquire some new members who can provide the leadership and energy needed to break out of the malaise that appears to grip management and the current board of directors.  Accordingly, the Trust plans to seek board representation by nominating one of its advisors, Julian A. Tiedemann, for service on the board of directors.  The Trust also plans to support and vote for any reasonable non-employee and non-incumbent nominees for director until such time as the board of directors becomes more actively focused on creating value for the shareholders.

Mr. Tiedemann, age 47, is the Executive Vice President and Chief Operating Officer of The InterTech Group, Inc., North Charleston, South Carolina, as well as being an advisor to the Trust.  He has previously served on the board of directors of Hudson’s Bay Company, a multi-billion dollar Canadian national retailer and North America’s oldest company (founded in 1670) from 2006-2008.

Additionally, as part of the ongoing review of its investment in the shares, the Trust may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. The Trust may explore, support, sponsor or promote other alternatives with respect to this investment in the shares, including but not limited to an extraordinary corporate transaction involving the Issuer, other changes in the present board of directors or management of the Issuer, changes in management’s compensation, or changes in the Issuer's business or corporate structure.  As a substantial shareholder, the Trust has communicated, and expects to communicate from time to time in the future, to management and the board of directors its views as to matters that the Trust believes will benefit the Issuer and its shareholders.

Although the foregoing reflects activities presently contemplated by the Trust with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Trust will take any of the actions referred to above.

Except as set forth above, as of the date hereof, the Trust does not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing  a class of  securities  of the  Issuer to be  delisted  from a national  securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Notwithstanding  the foregoing,  the Trust reserves the right to effect any such actions as it may deem necessary or appropriate in the future.

Item 5.     Interest in Securities of the Issuer

     At April 14, 2011 the Trust owns 507,122 shares, or 11.32%, of the Issuer's common stock. Mrs. Zucker,  as Trustee of the Trust,  has sole voting,  investment and dispositive power with respect to those shares.

     There were no transactions  in  the  Issuer's securities  effected in the sixty days  preceding the date of this  statement by the Trust.

                                                                     PAGE 5 OF 6

Item 6.  Contracts,  Arrangements,  Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.

Item 7. Material to Be Filed as Exhibits

        None.

                                                                     PAGE 6 OF 6

                                    Signature

After  reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2011

s/Anita G. Zucker
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Anita G. Zucker, as Trustee for
The Article 6 Marital Trust